Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

On August 12, 2026, the following communication was sent to shareholders of Olin Corporation (“Olin”) in connection with the proposed transaction between Olin and Huntsman Corporation:

IMPORTANT ALERT

You are Receiving This Reminder Because, According to Our Latest Records, Your Shares are Still Unvoted.

TIME IS SHORT, BUT THERE IS STILL ENOUGH TIME TO VOTE—

PLEASE MAKE SURE YOUR SHARES ARE REPRESENTED!

The important special meeting of shareholders of Olin Corporation will be held on August 25, 2026 and according to our latest records, we have not yet received your vote in connection with the proposed merger of Olin and Huntsman Corporation (the “Merger”). The Olin Board of Directors unanimously recommends that you vote FOR all proposals.

Since time is short, we encourage you to vote TODAY via the Internet or by telephone—by following the simple instructions indicated in the accompanying email or on the enclosed proxy card or voting instruction form.

THANK YOU FOR YOUR SUPPORT

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR

HOW FEW SHARES YOU MAY OWN

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

(877) 750-8332 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman have filed and intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4, as filed on July 2, 2026 and as amended on July 10, 2026 (the “Form S-4”), in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 contains a joint proxy statement/prospectus of Olin and Huntsman. The registration statement was declared effective by the SEC on July 13, 2026 and Olin filed a prospectus and each of Olin and Huntsman filed a definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus on July 13, 2026 to each of the shareholders of Olin and stockholders of Huntsman entitled to vote on their respective transaction-related proposals at the respective special meetings. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman from the SEC’s website at https://www.sec.gov/, on Olin’s website at https://olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at https://www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026, June  3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026, August  3, 2026 and August 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, are set forth in the registration statement, the definitive joint proxy statement/prospectus and other relevant materials filed with and to be filed with the SEC relating to the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at https://www.sec.gov/ and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.